Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

June 24, 2015

FILED VIA EDGAR TRANSMISSION

Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:          Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Williamson:

This correspondence is being filed in response to your June 12, 2015 oral comments regarding the preliminary proxy solicitation materials filed by the Trust on Friday, June 5, 2015 on Schedule 14A (the “PRE 14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF 14A”).  The DEF 14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF 14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF 14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

U. S. Securities and Exchange Commission
June 24, 2015

2.
Optional for this filing, but for future proxy statements, please consider including an additional proposal to approve adjournments of the Special Meeting to solicit additional proxies if there are insufficient votes to constitute a quorum to approve Proposal 1.

Response:  The Trust responds by including in this proxy statement, and undertaking to include in future proxy statements, the additional proposal to approve adjournments of the Special Meeting to solicit additional proxies if there are insufficient votes to constitute a quorum as requested.

3.	Please correct the reference in the Agreement and Plan of Reorganization from filing on Form N-14 to filing on Schedule 14A.

Response:  The Trust responds by making the requested correction.

4.	Please incorporate the 485APOS filing with respect to the new Fund completed by Northern Lights Fund Trust II by reference into the Proxy Statement.

Response:  The Trust responds by incorporating the 485APOS with respect to the new Balter Long/Short Equity Fund filed by Northern Lights Fund Trust II by reference into the Proxy Statement.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust